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From file prm1034

        SPECIMEN - NOT AN OFFICIAL FILING

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The effectiveness date will be 20 calendar days from the date of the filing. The timestamp on the effectiveness date will be 5:30 p.m. For the purpose of this rule, the date of the filing will be counted as the first day in calculating the 20 calendar days from the date of the filing.